(d)(1)(i)

January 1, 2020

Mr. Todd Modic

Senior Vice President

Voya Investments, LLC

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

Pursuant to the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Fund Trust ("VFT") and Voya Investments, LLC (the "Agreement"), we hereby notify you of our intention to modify the breakpoints to the annual management fee rate for Voya GNMA Income Fund (the "Fund"), a series of VFT, effective on January 1, 2020, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending the Amended Schedule A of the Agreement. The Amended Schedule A, which indicates the modified annual management fee rate for the Fund, is attached hereto.

Please signify your acceptance to the modified breakpoints to the annual management fee for the aforementioned Fund by signing below where indicated.

Very sincerely,

By: _/s/ Kimberly A. Anderson__________

Kimberly A. Anderson

Senior Vice President

Voya Funds Trust

Accepted and Agreed to:

Voya Investments, LLC

By: _/s/ Todd Modic____________

Name: Todd Modic

Title: Senior Vice President, Duly Authorized

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

VOYA FUNDS TRUST

and

VOYA INVESTMENTS, LLC

Series	Annual Management Fee
(as a percentage of average daily net assets)

0.45% on first $1 billion of assets;

Voya GNMA Income Fund0.43% on next $500 million of assets; and 0.41% thereafter

Effective Date: January 1, 2020 to modify the annual management fee rate for Voya GNMA Income Fund, in response to the November 2019 annual 15(c) contract renewal process.